A special meeting of shareholders of the Fund was held on July 2, 2014. At the meeting, shareholders approved a new investment sub-advisory agreement between the Fund, First Trust and Chartwell Investment Partners, Inc. 10,262,122 (51.38%) of the outstanding voting securities were voted at the meeting. The number of votes cast in favor of the new investment sub-advisory agreement was 8,549,222, the number of votes against was 536,584, and the number of broker non-votes was 1,176,316. The terms of the new investment sub-advisory agreement are substantially similar to the terms of the previous agreement.